07020839

82-35029

RECEIVED

CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

2 February 2007

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
ANNOUNCEMENT OF ESTIMATED WESTFIELD GROUP DISTRIBUTION

We are pleased to announce an estimated distribution for the Westfield Group for the six month period ended 31 December 2006.

Estimated distribution per ordinary stapled security:	52.0 cents per WDC stapled security
Estimated distribution per DRP stapled security:	34.48 cents per WDCNB stapled security
Stapled securities trade ex-distribution:	Wednesday, 7 February 2007
Record Date:	Tuesday, 13 February 2007 (5.00pm)
Payment Date:	Wednesday, 28 February 2007

The announcement of the Westfield Group's results for the year ended 31 December 2006 (and lodgement of the Appendix 4E) will be made on Tuesday, 27 February 2007. That announcement will include exact details of the distribution rate.

The Westfield Group's Distribution Reinvestment Plan ("DRP") will operate for this distribution. The DRP price announcement will be made on Wednesday, 28 February 2007. The DRP participation deadline will be 5.00 pm, Tuesday, 13 February 2007. Confirmation of any pro-rata scale back in participation will be announced shortly after the Record Date.

The estimated distribution for the Westfield Group for the 12 months to 31 December 2006 is therefore 106.5 cents per WDC stapled security, taking into account the distribution of 54.50 cents which was paid in respect of the 6 months to 30 June 2006.

Yours faithfully
WESTFIELD GROUP

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

Simon Tuxen
Company Secretary

END